Exhibit 99.1

Notice of General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000 (the "FSMA") if you are resident in the U.K. or, if you reside elsewhere, another appropriately authorised financial adviser.

This document does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) Existing Ordinary Shares. This document does not contain an offer of transferrable securities within the meaning of section 102B of FSMA and does not constitute a prospectus within the meaning of section 85 of FSMA.

This document should not be distributed, forwarded or transmitted in or into any jurisdiction in which such an act would constitute a breach of the relevant laws of such jurisdiction.

The registered office of Venator Materials PLC is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD. Venator Materials PLC is incorporated and registered in England and Wales under the Companies Act 2006 with registered number 10747130.

VENATOR MATERIALS PLC

A notice convening a general meeting of the Company is set out beginning on page 1 of this document.

You are recommended to read the whole of this document, but your attention is drawn to the letter from the President and Chief Executive Officer of the Company, which is set out on pages i to ix of this document and which provides details of the business of the Meeting.

A GENERAL MEETING WILL BE HELD ON DECEMBER 21, 2023 AT THE OFFICES OF
VENATOR MATERIALS PLC AT TITANIUM HOUSE, HANZARD DRIVE, WYNYARD PARK,
STOCKTON-ON-TEES, UNITED KINGDOM, TS22 5FD, AT 2 P.M. GREENWICH MEAN TIME.

AN INVITATION FROM VENATOR'S LEADERSHIP

DEAR FELLOW SHAREHOLDER,

1. Background to and Reasons for the Meeting

On May 14, 2023, the Company and certain of its subsidiaries (together, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, commencing chapter 11 cases (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court").

In connection with the Chapter 11 Cases, an order (the "Confirmation Order") was entered confirming the Company's chapter 11 plan of reorganisation (the "Plan").

On October 12, 2023 (the "Effective Date"), the Debtors filed a Notice of Occurrence of the Effective Date of the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (Further Technical Modifications), upon which the Plan became effective in accordance with its terms and the Debtors emerged from Chapter 11.

Following the Effective Date, the Company has issued 107,941,929,016 ordinary shares of $0.001 each in aggregate to its prior lenders and noteholders (together the "New Shareholders") in accordance with the Plan and pursuant to the authorities granted to it at its general meetings on August 31, 2023 and October 9, 2023. This has resulted in a total issued share capital as at the date of this notice of 108,050,720,916 shares of $0.001 each (the "Existing Ordinary Shares").

We are convening a general meeting of shareholders (the "Meeting") of the Company to be held on December 31, 2023 at 2 p.m. Greenwich Mean Time at the offices of Venator Materials PLC at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, United Kingdom, TS22 5FD. The formal notice of the Meeting (the "Notice of Meeting") immediately follows this invitation and contains the proposed resolutions to be passed by the shareholders of our Company at the Meeting.

The purpose of the Meeting is to deliberate and resolve to approve:

●	the adoption of new articles of association by the Company to reflect the new governance arrangements agreed between the Company and the New Shareholders (the "Articles Amendments");

●	a share consolidation on the basis of one new ordinary share of $137.523 each (a "New Ordinary Share") for every 137,523 Existing Ordinary Shares of $0.001 each (the "Share Consolidation") in order to improve the liquidity and marketability of the Company's shares and to reduce the administrative burden on the Company; and

●	the allotment and issuance of additional New Ordinary Shares on a non-pre-emptive basis.

It is important that you use this opportunity to take part in the affairs of our Company by meeting on the business to come before the Meeting, and we urge you to read the Notice of Meeting and the accompanying notes in full for additional information concerning the matters to be considered at the Meeting.

2. Details of the Articles Amendments

The Company and the New Shareholders have entered into a shareholders' agreement relating to the ongoing governance of the Company and its subsidiaries. It is proposed that

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the Company's articles of association be amended and restated to reflect the terms of such shareholders' agreement, including (i) the ability for the holders of more than 50% of the ordinary shares who are transferring ordinary shares to a prospective buyer, where such buyer would control more than 50% of the ordinary shares in issue, to require the holders of the remaining ordinary shares to also sell their shares to such prospective buyer; (ii) provide for certain rights for members who hold at least 15% of the ordinary shares to nominate persons to serve as independent members of the board; and (iii) provide for the requirement for the Company to obtain the prior written approval of holders of a certain percentage of the ordinary shares (depending on the relevant matter) prior to effecting certain reserved matters, as well as other ancillary and related changes.

A copy of the existing articles of association and the proposed new articles of association marked to show all the changes will be available for inspection at the Meeting. A copy will also be made available on the www.proxyvote.com website and will be provided upon request from ir@venatorcorp.com.

3. Details of the Share Consolidation

Overview

The Company proposes to undertake the Share Consolidation pursuant to which the 108,050,720,916 Existing Ordinary Shares will be consolidated and divided into 785,692 New Ordinary Shares. Such New Ordinary Shares will have the same rights and be subject to the same restrictions (save as to nominal value) as the Existing Ordinary Shares.

The Company underwent a significant increase to the size of its issued share capital following the issuance of ordinary shares pursuant to the Plan. The board of directors of the Company (the "Board") considers that the current issued share capital is considerably higher than similar sized companies and it believes that this may negatively affect investors' perception of the Company and that a share capital of this size creates unnecessary administrative burdens and imposes additional cost on the Company.

Accordingly, the Share Consolidation is being proposed in order to reduce the number of Existing Ordinary Shares that are in issue to a more manageable amount. The Board expects that the Share Consolidation will result in an increase to the price of the Company's shares and may improve the liquidity and marketability of such shares to a wider range of investors, and that it will lessen the administrative burden imposed on the Company. For more information, also see "5. Certain risks associated with the Share Consolidation."

Pursuant to the Share Consolidation, every 137,523 Existing Ordinary Shares will be consolidated into one New Ordinary Share with each shareholder receiving one New Ordinary Share for every 137,523 Existing Ordinary Shares held by such shareholder at the Record Date (such ratio, the "Final Ratio"). Holders of fewer than 137,523 Existing Ordinary Shares will not be entitled to receive any New Ordinary Shares following the Share Consolidation.

The New Ordinary Shares will be equivalent in all material respects to the Existing Ordinary Shares (including as to dividend, voting and other rights).

Fractional entitlements to New Ordinary Shares

Unless a shareholder's entitlement is for an exact number of New Ordinary Shares, a right to a fractional entitlement of a New Ordinary Share will arise following the Share Consolidation. For example, a shareholder holding 200,000 Existing Ordinary Shares would, after the Share Consolidation, as well as receiving one New Ordinary Share, be entitled to a fractional entitlement of 0.45 of a New Ordinary Share.

Based on the OTC trading price of the Company's Existing Ordinary Shares of $0.0065 as at close of business on December 1, 2023, being the last practicable date prior to the date of this notice, and the shareholding on the Company's share register as at December 1, 2023, no fractional entitlement of any of the shareholders on the Company's register as at December 1, 2023 could be worth more than $893.90.

Our exchange agent, Computershare Trust Company, N.A. ("Computershare"), will aggregate all fractional entitlements and sell them as soon as practicable after the effective time of the Share Consolidation (the "Effective Time") at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional entitlement as a result of the Share Consolidation. We expect that our exchange agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to aggregate such fractional shares and facilitate the sale of the aggregated fractional entitlements (the "Aggregated Fractional Shares"). After the completion of such sale, shareholders of record who otherwise would be entitled to receive fractional entitlements (i.e., shareholders that held a number of Existing Ordinary Shares not evenly divisible by the Final Ratio determined by the Board) will instead receive their respective pro rata share of the total proceeds of that sale, after deduction of expenses associated with the sale (the "Net Sale Proceeds"). These shareholders will be entitled to a cash payment (without interest and subject to applicable withholding taxes), in lieu of any fractional entitlements, in an amount equal to: (a) their respective fractional entitlement interest, multiplied by (b) a share price equal to (i) the Net Sale Proceeds, divided by (ii) the Aggregated Fractional Shares. To the extent that any such cash payment to a shareholder would be less than $10, the Company will retain such amount, as permitted by the Company's articles.

Other than the right to receive the cash payment described above, a fractional shareholder will not retain any voting or other rights that accompany New Ordinary Shares. Because cash payments will be made in lieu of fractional entitlements, the Share Consolidation could have the effect of reducing the number of our shareholders, to the extent there are shareholders who hold fewer than the number of New Ordinary Shares that will be combined into one (1) share (based on the Final Ratio). Reducing the number of post-Share Consolidation shareholders is not, however, one of the purposes or an objective of this proposal. If you believe that you may not hold a sufficient number of Existing Ordinary Shares at the Effective Time to retain at least one (1) New Ordinary Share in the Share Consolidation, and you want to continue to hold New Ordinary Shares after the Share Consolidation, you will need to purchase a sufficient number of Existing Ordinary Shares prior to the Effective Time so that you hold a number of Existing Ordinary Shares that would entitle you to receive at least one (1) New Ordinary Share if the Share Consolidation is implemented.

Shareholders will not be entitled to receive interest for the period of time between the Effective Time of the Share Consolidation and the date payment is made for their fractional entitlements. Shareholders should be aware that, under the escheat or unclaimed property laws of the various jurisdictions where Shareholders reside or are domiciled, where the Company is domiciled, and where the funds will be deposited, sums due for fractional entitlement interests that are not timely claimed after the Effective Time of the Share Consolidation may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by us or our transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Procedures

Beneficial Holders. Upon the implementation of the Share Consolidation, we intend to treat shares held by "street" shareholders through a broker, bank or other agent in the same manner as registered shareholders whose Existing Ordinary Shares are registered in their names. Brokers, banks and other agents will be instructed to effect a Share Consolidation for their beneficial holders holding our Existing Ordinary Shares in street name. However, these brokers, banks and other agents may have different procedures than registered shareholders for processing a Share Consolidation. Shareholders who hold Existing Ordinary Shares with a broker, bank or other agent and who have any questions in this regard are strongly encouraged to contact their brokers, banks or other agents for more information.

Registered "Book Entry" Holders. Certain of our registered holders of Existing Ordinary Shares may hold some or all of their Existing Ordinary Shares electronically in book-entry form with Computershare, our transfer agent. These shareholders do not have share certificates evidencing their ownership of the Existing Ordinary Shares. They are, however, provided with a statement reflecting the number of Existing Ordinary Shares registered in their accounts. If a Share Consolidation is implemented, shareholders who hold Existing Ordinary Shares electronically in book-entry form with Computershare would not need to take action to receive New Ordinary Shares following the Share Consolidation as the exchange will be automatic. A transaction statement will automatically be sent to their address of record indicating the number of shares they hold following the Effective Time.

Certificated Holders. If the Share Consolidation is implemented, shareholders who held Existing Ordinary Shares in certificated form (i.e., shares represented by one or more physical stock certificates) would not need to take action to receive New Ordinary Shares following the Share Consolidation as the exchange will be automatic, their existing share certificates will be cancelled, and new share certificates representing their holding of New Ordinary Shares will be issued to such shareholders following the Share Consolidation.

Depositary Receipt Holders. If the Share Consolidation is implemented, shareholders holding Existing Ordinary Shares in the form of depositary receipts will be sent a letter of transmittal by Computershare as soon as practicable after the Effective Time. The letter of transmittal will contain instructions on how a shareholder who holds their Existing Ordinary Shares in the form of depositary receipts should surrender their certificate(s) representing their depositary receipts (the "Old Certificates") to Computershare in exchange for certificates representing the depositary receipts for the appropriate number of New Ordinary Shares (the "New Certificates"), subject to the treatment of fractional shares described below. No New Certificates will be issued to such a shareholder until such shareholder has delivered to Computershare all Old Certificates, together with a properly completed and executed letter of transmittal, or a notification that the Old Certificates have been lost, stolen or destroyed and the execution of an affidavit of lost securities together with the applicable lost and replacement fee outlined within the affidavit of lost securities. No shareholder would be required to pay a transfer or other fee to exchange their Old Certificates, unless their certificate has been lost, stolen or destroyed. Until surrendered, we will deem outstanding Old Certificates held by such shareholders to be cancelled and only to represent the number of depositary receipts in relation to the New Ordinary Shares to which such shareholders are entitled and the right to receive cash in lieu of any fractional entitlements as described below. If an Old Certificate has a restrictive legend on it, the New Certificate will be issued with the same restrictive legends that are on the Old Certificate. If the Share Consolidation is implemented, we expect that Computershare will act as the exchange agent for purposes of implementing the exchange of share certificates. No service charges would be payable by holders of New Ordinary Shares in connection with the exchange of certificates. We will bear all of such expenses.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATES. SHAREHOLDERS SHOULD NOT SUBMIT SHARE CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL REQUESTED TO DO SO, AND THEN SHARE CERTIFICATES SHOULD BE SUBMITTED ONLY IN THE MANNER INSTRUCTED. SHARE CERTIFICATES SHOULD NOT BE SUBMITTED DIRECTLY TO THE COMPANY.

New CUSIP Number

After the Effective Time, the New Ordinary Shares will have a new Committee on Uniform Securities Identification Procedures ("CUSIP") number. A CUSIP number is a number used to identify the Company's equity securities. Any Old Certificates with the older CUSIP number will need to be exchanged for New Certificates with the new CUSIP number by following the procedures described above.

Effectiveness of Share Consolidation and Reservation of Right to Abandon

The Share Consolidation, if approved by shareholders, will become effective upon the date determined by the Board. It is expected that this will take place promptly following the Meeting, assuming the shareholders approve the proposed Share Consolidation. However, the exact timing of the Share Consolidation will be determined by the Board based on its evaluation as to when such action will be the most advantageous to the Company and our shareholders. In addition, the Board reserves the right, notwithstanding shareholder approval and without further action by the shareholders, to elect not to proceed with the Share Consolidation if, at any time before the Effective Time, the Board, in its sole discretion, determines that it is no longer in our and our shareholders' best interests to proceed with the Share Consolidation.

Effect on Nominal Value of New Ordinary Shares

The Share Consolidation will result in the nominal value per New Ordinary Share being $137.523. As a result, the stated capital on our balance sheet attributable to our New Ordinary Shares, which consists of the par value per New Ordinary Shares multiplied by the aggregate number of New Ordinary Shares issued (including treasury shares), will remain unchanged.

Other considerations

Interests of Directors and Executive Officers

Certain of our officers and directors have an interest in the Share Consolidation as a result of their ownership of Existing Ordinary Shares. However, we do not believe that our officers or directors have interests in the Share Consolidation that are different than or greater than those of any of our other shareholders.

5. Certain risks associated with the Share Consolidation

There can be no assurance that the Share Consolidation, if completed, will result in the intended benefits described above, including:

The Share Consolidation May Not Increase the Price of the New Ordinary Shares.

Although the Board expects that the Share Consolidation will result in an increase in the price of New Ordinary Shares, the effect of the Share Consolidation or any sustained increase in the market price of the New Ordinary Shares following the Share Consolidation cannot be

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predicted with certainty. Other factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the market price of the New Ordinary Shares. As a result, there can be no assurance that the Share Consolidation, if completed, will result in the intended benefit described above, that the share price will increase following the Share Consolidation or that the share price will not decrease in the future.

The market price per share following the Share Consolidation may not increase in proportion to the reduction of the number of Existing Ordinary Shares outstanding before the implementation of the Share Consolidation.

Even if the Share Consolidation does result in an increased market price per share of our New Ordinary Shares, the market price per share following the Share Consolidation may not increase in proportion to the reduction of the number of shares outstanding before the implementation of the Share Consolidation. Accordingly, even with an increased market price per share, the total market capitalization of our New Ordinary Shares after the Share Consolidation could be lower than the total market capitalization of the Existing Ordinary Shares before the Share Consolidation. Also, even if there is an initial increase in the market price per share of the New Ordinary Shares after the Share Consolidation, the market price may not remain at that level due to factors described in this proposal or other factors, including the risks and other factors described in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 or other reports we subsequently file with the SEC. You should also keep in mind that the implementation of the Share Consolidation does not have an effect on the actual or intrinsic value of the Company's business or a shareholder's proportional ownership in the Company (subject to the treatment of fractional shares). However, should the overall value of New Ordinary Shares decline after the proposed Share Consolidation, then the actual or intrinsic value of the New Ordinary Shares held by you will also proportionately decrease as a result of the overall decline in value.

The Share Consolidation may decrease the trading market for our New Ordinary Shares.

Because the Share Consolidation will reduce the number of New Ordinary Shares available in the market, the trading market for New Ordinary Shares may be harmed, particularly if the stock price does not increase as a result of the Share Consolidation. If the Share Consolidation is implemented and the market price of our New Ordinary Shares then declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation due to decreased liquidity in the market for our New Ordinary Shares. If the market price of our New Ordinary Shares declines after the Share Consolidation, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation.

The Share Consolidation may leave certain shareholders with "odd lots."

The Share Consolidation may result in some shareholders owning "odd lots" of fewer than 100 New Ordinary Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 New Ordinary Shares.

The Share Consolidation will result in the cancellation of all Existing Ordinary Shares held by certain holders.

Pursuant to the Share Consolidation, each Shareholder will receive one New Ordinary Share for every 137,523 Existing Ordinary Shares held by such Shareholder at the Record Date. Holders of fewer than 137,523 Existing Ordinary Shares at the Effective Time will not receive any New Ordinary Shares following the Share Consolidation.

The Board considered all of the foregoing factors, and other factors, and determined that seeking shareholder approval for the Share Consolidation is in the best interests of the Company and the shareholders.

6. Material U.S. Federal Income Tax consequences of the proposed Share Consolidation

The following discussion is a summary of certain material U.S. federal income tax consequences of the proposed Share Consolidation to U.S. Holders (as defined below) that hold Existing Ordinary Shares as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment). This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date of this proxy statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect us or a U.S. Holder. The Company has not sought and will not seek any rulings from the IRS regarding the matters discussed below and there can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the proposed Share Consolidation.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Existing Ordinary Shares that, for U.S. federal income tax purposes, is or is treated as (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity or arrangement taxed as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and all of its substantial decisions are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the impact of the Medicare contribution tax on net investment income.

In addition, it does not address consequences relevant to U.S. Holders that are subject to special rules, including, without limitation (but not limited to), financial institutions, banks, thrifts, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers or traders in securities, commodities or currencies, shareholders who hold Existing Ordinary Shares as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, persons who acquired Existing Ordinary Shares as part of a compensatory transaction, U.S. expatriates, U.S. Holders that hold their Existing Ordinary Shares through pass-through entities, or U.S. Holders who actually or constructively own 10% or more of our voting stock.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Existing Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding Existing Ordinary Shares and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences of the proposed Share Consolidation to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax, alternative minimum tax, or state, local and non-U.S. tax law consequences of the proposed

Share Consolidation. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the proposed Share Consolidation, whether or not they are in connection with the proposed Share Consolidation. This discussion should not be considered as tax or investment advice, and the tax consequences of the proposed Share Consolidation may not be the same for all shareholders.

Each shareholder should consult his, her or its own tax advisors concerning the particular U.S. federal tax consequences of the Share Consolidation, as well as the consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Tax Consequences to the Company: The proposed Share Consolidation is intended to be treated as a "recapitalization" pursuant to Section 368(a)(1)(E) of the Code. As a result, the Company should not recognize taxable income, gain or loss in connection with the proposed Share Consolidation.

Tax Consequences to U.S. Holders. Assuming the Share Consolidation qualifies as a "recapitalization" pursuant to Section 368(a)(1)(E) of the Code, a U.S. Holder generally should not recognize gain or loss upon the proposed Share Consolidation for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of our Existing Ordinary Shares, as discussed below. A U.S. Holder's aggregate adjusted tax basis in the New Ordinary Shares received pursuant to the proposed Share Consolidation should equal the aggregate adjusted tax basis of the Existing Ordinary Shares exchanged therefor (reduced by the amount of such tax basis that is allocated to any fractional Existing Ordinary Share). The U.S. Holder's holding period in the New Ordinary Shares received pursuant to the proposed Share Consolidation should include the holding period in the Existing Ordinary Shares exchanged therefor. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of such Existing Ordinary Shares surrendered in a recapitalization to shares received in the recapitalization, including for allocating the tax basis and holding period among Existing Ordinary Shares that were acquired by a U.S. Holder on different dates or at different prices. U.S. Holders of Existing Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

As noted above, we will not issue fractional interests in connection with the Share Consolidation. A U.S. Holder that, pursuant to the proposed Share Consolidation, receives cash in lieu of a fractional interest is intended to be treated as having received the fractional share pursuant to the Share Consolidation and then as having sold such fractional share on the open market in exchange for cash in a transaction governed by Section 1001 of the Code. Accordingly, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder's aggregate adjusted tax basis in Existing Ordinary Shares or Existing Ordinary Shares represented by the depositary receipts surrendered that is allocated to such fractional share. Such capital gain or loss will generally be short-term if the Existing Ordinary Shares or Existing Ordinary Shares represented by the depositary receipts were held for one year or less at the Effective Time of the Share Consolidation and long-term if held for more than one year at the Effective Time.

A U.S. Holder of Existing Ordinary Shares or Existing Ordinary Shares represented by depositary receipts may be subject to information reporting and backup withholding on cash paid in lieu of a fractional interest in connection with the proposed Share Consolidation. A U.S. Holder of Existing Ordinary Shares will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder's federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders of our ordinary shares should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

The U.S. federal income tax discussion set forth above does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of such shareholder's circumstances and income tax situation and the Board's view regarding the U.S. federal income tax consequences of the Share Consolidation is not binding on the Internal Revenue Service or the courts. ACCORDINGLY, THE BOARD URGES YOU TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO YOU OF THE SHARE CONSOLIDATION.

7. Details of resolutions to disapply pre-emption rights and authorise allotment of ordinary shares

Following the Share Consolidation, the Company is seeking a standing authority to allot and issue from time to time New Ordinary Shares up to an aggregate nominal value of $14,040,549 on a non-pre-emptive basis for general corporate purposes, including to satisfy the issuance of share awards to directors and senior management ("Additional New Ordinary Shares"). In order to do so, the Company proposes to pass resolutions to (i) authorise the allotment of the Additional New Ordinary Shares and (ii) disapply statutory pre-emption rights up to the amount of the Additional New Ordinary Shares proposed to be issued.

PLEASE VOTE AS SOON AS POSSIBLE

We ask that you vote as soon as possible. You may vote by proxy via the Internet or by mail by following the instructions on the enclosed form of proxy, or in accordance with the information forwarded by your broker, bank or other holder of record. For detailed information regarding voting instructions, please refer to pages 2 to 7 of the accompanying Notice of Meeting.

The Board of Directors strongly encourages shareholders to exercise their votes by submitting their form of proxy in advance of the Meeting and to appoint the individuals named herein as their proxy with their voting instructions.

Thank you for your continued support, interest and investment in Venator Materials PLC. Yours sincerely

Simon Turner

President and Chief Executive Officer

December 6, 2023

NOTICE OF GENERAL MEETING

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NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting (the "Meeting") of Venator Materials PLC (the "Company") will be held at the offices of the Company at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD on December 21, 2023 at 2 p.m. Greenwich Mean Time, for the transaction of the business set forth below.

The Company has one class of ordinary shares as at the date of this notice. The holders of the ordinary shares are entitled to one vote per share on all matters that are subject to a shareholder vote.

This notice is being sent to you because, as of the close of business in New York on November 22, 2023, you have been determined to be a holder of ordinary shares of the Company.

Certain resolutions to be considered at the Meeting will be proposed as ordinary resolutions and other resolutions will be proposed as special resolutions. Provided a quorum is present, for ordinary resolutions to be passed, a simple majority (i.e., more than 50%) of the votes cast and, for special resolutions, not less than 75% of the votes cast (in each case whether in person or by proxy) must be cast in favour in order for the resolution to be passed. All resolutions at the Meeting will be decided on a poll. You can order a paper copy of this notice or any other Company report free of charge at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials. Copies will also be available at the Meeting.

SPECIAL RESOLUTIONS

Proposal	Description

1	Adoption of new articles of association
2	Disapplication of pre-emption rights
3	Consolidation of share capital

ORDINARY RESOLUTION

Proposal	Description

4	Allotment of ordinary shares

RESULTS OF VOTES

The results of polls taken on the resolutions at the Meeting and any other information required by the Companies Act 2006 will be made available on the Company's website (https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials) as soon as reasonably practicable following the Meeting and for the required period thereafter.

BY ORDER OF THE BOARD

Russ R. Stolle Company Secretary December 6, 2023	Registered head office Titanium House Hanzard Drive Wynyard Park, Stockton-On- Tees United Kingdom, TS22 5FD

NOTES REGARDING THE GENERAL MEETING

GENERAL

A general meeting (the "Meeting") of Venator Materials PLC ("Venator," the "Company," "us," "we," or "our") will be held at the offices of Venator Materials PLC, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom, on December 21, 2023 at 2 p.m. Greenwich Mean Time, for the purposes set forth in the accompanying Notice of Meeting.

The offices of the Company, as set forth above, shall constitute the principal meeting place, where the Meeting shall take place. Please note that certain members of the board of directors of the Company (the "Board") may not be physically present at this address for the Meeting and may attend the Meeting via electronic means.

ACTIONS TO BE TAKEN

If you are a holder of ordinary shares in the Company of $0.001 par value per share outstanding as at the date of the Meeting and are planning to attend the Meeting in person (or by way of corporate representative), please contact the Company via email at Venator Investor Relations at ir@venatorcorp.com.

If you are unable to attend the Meeting in person, you can still vote on the resolutions by appointing a proxy. A form of proxy for use at the Meeting is enclosed. You are advised to vote in accordance with the instructions printed on your form of proxy as soon as possible but in any event by no later than 11:59 p.m. Eastern Daylight Time on December 20, 2023.

Further information about how to vote and attend the Meeting is given below.

The Board of Directors strongly encourages shareholders to exercise their votes by submitting their form of proxy in advance of the Meeting and to appoint the individuals named herein as their proxy with their voting instructions.

Any person who participates at the Meeting by way of arrangements described in this Notice of Meeting will be deemed present at, and will count in the quorum for, the Meeting.

The return of a completed form of proxy will not preclude a shareholder from attending the Meeting in-person, should they subsequently decide to do so.

FOREIGN PRIVATE ISSUER STATUS

The Company is incorporated under the laws of England and Wales. As such, the Company is subject to the Companies Act 2006 (the "Act") under English law. The Company also qualifies as a "Foreign Private Issuer" under applicable U.S. securities laws, and currently files, discloses and reports consistent with U.S. securities laws applicable to a Foreign Private Issuer. Prior to May 30, 2023, the Company's ordinary shares were listed on the New York Stock Exchange ("NYSE"), under the symbol "VNTR". The Company's ordinary shares currently trade in the OTC Pink Open Market under the symbol "VNTRQ".

Your vote is important to us and allows you to participate in the future of our Company. We encourage you to read this Notice of Meeting and the matters to be considered at the Meeting, and to use this opportunity to take part in the affairs of our Company by voting on the matters to be considered at the Meeting.

SHAREHOLDER QUESTIONS

1. WHAT IS THE PURPOSE OF THE MEETING?

At the Meeting, shareholders will vote upon the matters set forth in the Notice of Meeting and on any other matters properly presented at the Meeting in accordance with our current Articles of Association (the "Articles"). In addition, our management will be available to respond to questions from shareholders at the Meeting.

Any shareholder of record attending the Meeting has the right to ask questions. Shareholders are kindly asked to direct questions to the chair of the meeting and limit their questions to matters that relate directly to the business of the Meeting. We must answer any questions asked by a shareholder of record attending the Meeting relating to the business dealt with at the Meeting unless to do so would: (i) interfere unduly with the business of the Meeting; (ii) be undesirable in the interests of Venator or the good order of the Meeting; (iii) involve the disclosure of confidential and/or commercially sensitive information; or (iv) be duplicative of information already provided on our website or in our public filings.

2. WHAT IS INCLUDED IN THE NOTICE OF MEETING?

The Notice of Meeting and accompanying materials include the Notice of Meeting and a proxy form for the Meeting.

Shareholders are referred to the U.S. 2022 Annual Report on Form 20-F for financial and other information about our activities.

3. HOW CAN I ACCESS SHAREHOLDER MATERIALS OVER THE INTERNET?

Your Notice of Meeting and form of proxy (as applicable) contain instructions on how to view the Notice of Meeting and accompanying materials online at www.proxyvote.com.

3. WHAT IS A PROXY?

A proxy is a person legally designated by you (amongst other shareholders) to vote the shares you own. A shareholder of record who is entitled to attend and vote at the Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights as a shareholder and to speak and vote at the Meeting. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy form. Simon Turner, our President and Chief Executive Officer, and Russ R. Stolle, our Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, will serve as proxies for the Meeting pursuant to the proxy card solicited by our Board. A form of proxy for use at the Meeting is enclosed.

A shareholder of record is entitled to appoint more than one proxy in relation to the Meeting (provided that each proxy is appointed to exercise the rights attached to different ordinary shares). Such proxy need not be a shareholder of record but must attend the Meeting and vote as the shareholder of record instructs for such vote to be counted.

5. WHAT IS THE RECORD DATE AND WHO IS ENTITLED TO VOTE AT THE MEETING?

The record date for the Meeting is November 22, 2023. Owners of record of Existing Ordinary Shares at the close of business on the record date are entitled to:

•	receive notice of the Meeting; and

•	Vote at the Meeting and any adjournments or postponements in accordance with our Articles.

At the close of business in New York on November 22, 2023, there were 108,050,720,916 Existing Ordinary Shares outstanding, each of which is entitled to one vote on each item of business to be considered at the Meeting, unless otherwise restricted from voting in accordance with applicable law and/or the Articles.

Any corporate shareholder of record may, by resolution pursuant to its articles or other governing body, authorize another person to act as its representative at the Meeting, and such authorized person will (on production of a certified copy of such resolution at the Meeting) be entitled to exercise the same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder of the Company.

In the case of joint holders, the vote of the senior holder who submits a vote will be accepted to the exclusion of the vote of the other joint holders, with seniority determined by the order in which the names of the holders appear in the register of members of our transfer agent.

A list of shareholders entitled to vote at the Meeting will be available for inspection at our principal executive offices at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom for 10 days prior to the Meeting (during ordinary business hours, beginning on December 10, 2023) and during the Meeting. If you would like to review the shareholder list during ordinary business hours, please contact Venator Investor Relations via email at ir@venatorcorp.com to schedule an appointment.

6. HOW MANY VOTES ARE REQUIRED TO HOLD THE MEETING?

The required quorum for the transaction of business at the Meeting are shareholders entitled to cast at least the majority of the voting rights of the Company, represented in person or by proxy. Consequently, the presence, in person or by proxy, of the holders of at least 54,025,360,459 Existing Ordinary Shares is required to establish a quorum at the Meeting. Shares that are voted with respect to a particular matter are treated as being present at the Meeting for purposes of establishing a quorum. Abstentions and broker non-votes (discussed below) will be counted as present and entitled to vote for purposes of determining a quorum at the Meeting.

7. WHO MAY ATTEND THE MEETING?

All shareholders of record who owned ordinary shares at the close of business in New York on the record date, November 22, 2023, or their duly appointed proxies, may attend the Meeting and any adjournments or postponements thereof, as may our invited guests. "Street name shareholders," as described in Question 8 below, who owned ordinary shares at the close of business in New York on November 22, 2023, may also attend subject to the requirements set forth in Questions 8 and 9 below. Seating is limited and admission is on a first-come, first-served basis. If you attend the Meeting, you will need to bring your Notice of Meeting or proxy form, a form of personal photo identification (such as a passport or driver's license) and check in at the registration desk at the Meeting. Please note that if you hold shares in "street name" (that is, in a brokerage account or through a bank or other nominee), you also will need to bring valid photo identification and a copy of a statement reflecting your share ownership as of November 22, 2023 or you will not be admitted.

8. WHAT IS THE DIFFERENCE BETWEEN A SHAREHOLDER OF RECORD AND A SHAREHOLDER WHO HOLDS SHARES IN "STREET NAME"?

Most shareholders hold their shares through a broker, bank or other nominee (i.e., in "street name") rather than directly in their own name. As summarized below, there are some distinctions between shares held "of record" and those held in "street name."

•	Shareholders of Record. If your shares are registered directly in your name on the register of members with our transfer agent, you are considered, with respect to those shares, the "shareholder of record." As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Meeting.

•	Street Name Shareholders. If your shares are held in a share brokerage account or by a bank or other nominee, you are considered, with respect to those shares, the beneficial owner of shares held in "street name," and the Notice of Meeting or proxy materials are being forwarded to you by your broker, bank or other nominee, which is considered, with respect to those shares, the "shareholder of record." You have the right to instruct your broker, bank or other nominee how to vote.

9. WHAT DIFFERENT METHODS CAN I USE TO VOTE?

Shareholders of Record: Shareholders of record may (1) vote their shares in person at the Meeting by completing a ballot at the Meeting; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Notice of Meeting. Please have your proxy form or Notice of Meeting in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on December 20, 2023.

•	By Mail. If you received a paper copy of the Notice of Meeting and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by 5:00 p.m., Eastern Daylight Time, on December 20, 2023.

Street Name Shareholders: Street name shareholders may generally vote their shares or submit a proxy to have their shares voted by one of the following methods:

•	By the Methods Listed on the Voting Instruction Form. Please refer to the voting instruction form or other information forwarded by your bank, broker or other nominee to determine whether you may submit a proxy form by telephone or on the Internet, following the instructions provided by the record holder.

•	In Person. If you are a street name shareholder, you may vote in person at the Meeting only if you obtain a legal proxy from your bank, broker or other nominee. Please consult the voting instruction form or other information sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the Meeting.

SUBMITTING YOUR PROXY FORM VIA INTERNET, TELEPHONE OR MAIL DOES NOT AFFECT YOUR ABILITY TO VOTE IN PERSON AT THE MEETING.

10. WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS WHEN RETURNING MY PROXY FORM?

A proxy form that is properly completed and submitted will be voted at the Meeting in accordance with the instructions on the proxy form. If you are a shareholder of record and you indicate when voting on the Internet that you wish to vote as recommended by the Board, then your shares will be voted at the Meeting in accordance with the Board's recommendation on all matters presented for a vote at the Meeting. Similarly, if you properly complete and submit a proxy form, but do not indicate any contrary voting instructions, your shares will be voted for a particular proposal or for all of the proposals in accordance with the Board's recommendation. If any other business properly comes before the shareholders for a vote at the meeting, your shares will be voted at the discretion of your designated proxy. As at the date of this Proxy Statement, the Board knows of no matters, other than those previously described, to be presented for consideration at the Meeting.

11. WHAT VOTES ARE NEEDED FOR EACH PROPOSAL TO PASS AND IS BROKER DISCRETIONARY VOTING ALLOWED?

Resolution		Vote Required	Broker Discretionary Vote Allowed
(1)	Adoption of new Articles	At least 75% of votes cast in person or by proxy and entitled to vote	No
(2)	Disapplication of pre-emption rights	At least 75% of votes cast in person or by proxy and entitled to vote	No
(3)	Consolidation of share capital	At least 75% of votes cast in person or by proxy and entitled to vote	No
(4)	Allotment of ordinary shares	Majority of votes cast in person or by proxy and entitled to vote	No

12. HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

As noted above, abstentions and broker non-votes are counted for purposes of determining a quorum. For purposes of determining whether a proposal is approved, abstentions are not considered as votes cast and will have no effect on the outcome of a proposal. Broker non-votes are not considered as shares having voting power present in person or represented by proxy and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal.

13. WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE MEETING?

If you grant a proxy, the persons named as proxy holders will have discretion to vote your shares on any additional matters properly presented for a vote at the Meeting.

14. CAN I CHANGE MY VOTE AFTER SUBMITTING MY PROXY?

If you are a shareholder of record, you may revoke a previously submitted proxy at any time before the polls close at the Meeting by:

•	voting again by telephone or through the Internet prior to 11:59 p.m. Eastern Daylight Time on December 20, 2023;

•	requesting, completing and mailing in a new paper form of proxy, which must be received by 5:00 p.m., Eastern Daylight Time, on December 20, 2023;

•	giving written notice of revocation to our Corporate Secretary by mail to Corporate Secretary, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees TS22 5FD; or

•	attending the Meeting and voting in person (merely attending the Meeting will not revoke a prior submitted proxy).

Any written revocation or later dated proxy that is mailed must be received by the Corporate Secretary before the close of business in New York on December 20, 2023. Alternatively, you may hand deliver a written revocation notice or a later dated proxy to Venator's Corporate Secretary at the Meeting before voting begins.

If you are a street name shareholder, you must follow the instructions to revoke your proxy, if any, provided by your bank, broker or other nominee.

15. WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF MEETING OR MORE THAN ONE SET OF SHAREHOLDER MATERIALS?

It means that you have multiple accounts with our transfer agent, Computershare, and/or brokers, banks or other nominees. Please vote all of your shares. We recommend that you contact Computershare and/or your broker, bank or other nominee (as applicable) to consolidate as many accounts as possible under the same name and address. If you have multiple accounts with Computershare that you want to consolidate, please submit your request by mail to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, or by telephone toll free at 1-800-546-5141. Outside the U.S. and Canada, you can call 1-781-575-2765. Computershare may also be reached through its website at www.computershare.com.

16. WHERE CAN I FIND THE VOTING RESULTS OF THE MEETING?

The preliminary voting results will be announced at the Meeting. The results of the polls taken on the resolutions at the Meeting will be checked by the scrutineer and, along with any other information required by the Act, made available on our website at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials as soon as reasonably practicable following the Meeting.

SPECIAL RESOLUTIONS FOR THE EXTRAORDINARY GENERAL MEETING

RESOLUTION 1: ADOPTION OF NEW ARTICLES

That, conditional on the other resolutions at this general meeting (the "Meeting") being approved unconditionally, the draft articles of association produced to the Meeting and, for the purposes of identification, initialled by the Chief Executive Officer or Company Secretary (the "New Articles"), be adopted as the articles of association in substitution for, and to the exclusion of, the Company's existing articles of association.

THE BOARD RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE NEW ARTICLES.

RESOLUTION 2: DISAPPLICATION OF PRE-EMPTION RIGHTS

That the directors be given power pursuant to section 570 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash pursuant to the authority granted by Resolution 4 below as if section 561 of that Act did not apply to any such allotment, provided that this authority shall expire upon expiry of the authority conferred by Resolution 4. The authority granted by this Resolution 2 shall revoke and replace all other existing authorities previously granted to the directors under section 570 of the Companies Act 2006.

THE BOARD RECOMMENDS A VOTE "FOR" THE DISAPPLICATION OF PRE-EMPTION RIGHTS

RESOLUTION 3: CONSOLIDATION OF SHARE CAPITAL

That, in accordance with section 618 of the Companies Act 2006, on such date as is determined by the Board, the 108,050,720,9216 ordinary shares of $0.001 each in the issued share capital of the Company be consolidated into 785,692 ordinary shares of $137.523 each, such shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of $0.001 each in the capital of the Company as set out in the Company's articles of association for the time being.

THE BOARD RECOMMENDS A VOTE "FOR" THE CONSOLIDATION OF SHARE CAPITAL.

ORDINARY RESOLUTION FOR THE GENERAL MEETING

RESOLUTION 4: ALLOTMENT OF ORDINARY SHARES

That, in accordance with section 551 of the Companies Act 2006, the directors of the Company be generally and unconditionally authorised to allot ordinary shares in the Company, and/or grant rights to subscribe for, or convert securities into, ordinary shares in the Company, up to an aggregate nominal amount of $14,040,549, provided that this authority shall, unless renewed, varied or revoked by the Company, expire on the date falling 5 years after the date of the Meeting. This authority replaces all unexercised authorities previously granted to the directors but without prejudice to any allotment of shares already made or offered or agreed to be made pursuant to such authorities.

THE BOARD RECOMMENDS A VOTE “FOR” THE AUTHORISATION OF THE BOARD TO ALLOT ORDINARY SHARES.

ADDITIONAL INFORMATION

Notes:

1.	The proposed resolutions will be put to vote on a poll. On a poll, each shareholder has one vote for every share held.

2.	Shareholders of record may (1) vote their shares in person at the Meeting by completing a ballot at the Meeting; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Notice of Meeting. Please have your proxy form or Notice of Meeting in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on December 20, 2023.

•	By Mail. If you received a paper copy of the Notice of Meeting and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it in the enclosed reply envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by 5:00 p.m., Eastern Daylight Time on December 20, 2023.

3.	A copy of any power of attorney under which the form of proxy is signed must (i) in the case of paper copy proxy forms, be delivered with the form or (ii) in the case of proxy forms submitted electronically, be sent to CorporateSecretary@venatorcorp.com, in each case not less than 48 hours before the time of the Meeting.

4.	Submission of a proxy vote shall not preclude a member from attending and voting in person at the Meeting in respect of which the proxy is appointed or at any adjournment thereof.

5.	Any member entitled to attend, speak and vote at the Meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company's transfer agent, Computershare Trust Company, N.A., at P.O. Box 43078, Providence, RI 02940-3078 or by telephone at 1-866-644-4127.

6.	To facilitate the distribution of materials to, and the voting process for, our beneficial shareholders, we have retained Broadridge Financial Solutions, Inc. as our proxy service provider in the U.S. Broadridge performs a number of processing functions for us, including distributing proxy materials by mail or electronically and collecting voting instructions.

7.	In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

8.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company's relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

9.	Except as set out in the notes to this Notice of Meeting, any communication with the Company in relation to the Meeting, including in relation to proxies, should be sent to ir@venatorcorp.com.

10.	You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated herein.

www.venatorcorp.com